UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):
☐Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☒ Form 10-QSB

For Period Ended: December 31, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

ECASH, INC.
____________________
Full Name of Registrant

28 Baiting Place Road
__________________________
Address of Principal Executive Office (Street and Number)

Farmingdale, New York 11735
______________________________
City, State and Zip Code

PART II
RULES 12B-25(B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  The registrant is unable to file its form 10-QSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the balance of the report because such information is integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Richard Schaefer	(631) 777-2772
__________________	_________________
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No*

* The reporting company was not required to file quarterly or annual reports for the last fiscal year.

ECASH, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2006	By: /s/ Richard Schaefer
----------------------
Name: Richard Schaefer
Title: CEO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)